` UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549              SEC File Number

                                                                     0-11412
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING            CUSIP Number

                                                                    032332306

(Check One): [   ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
             [ X ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

                  For Period Ended:  June 30, 1997
                                  ---------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  Form the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

AMTECH SYSTEMS, INC.
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Full Name of Registrant

   N/A
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Former Name if Applicable

131 South Clark Drive
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Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85281
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]  (a)  The  reasons described in  reasonable detail in Part III of  this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The delay in filing the Form 10-Q is due to the devotion of resources to and added workload resulting from the Company's recent acquisition activity and the integration of such newly acquired operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Robert T. Hass           (602)            967-5146
         ------------------------------- -----------  ------------------------
                       (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                [ X ] Yes [ ] No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ X ] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that revenues for the nine months ended June 30, 1997, will be approximately $7.4 million or approximately 17% greater than the $6.3 million of revenue for the comparable period of the prior year. For the three quarters ended June 30, 1997, income from continuing operations, net of tax, is expected to increase by approximately 9% to approximately $160,000, from $147,000 for the corresponding period in fiscal 1996. Sales of furnaces have accelerated, while sales of the Company's higher margin equipment products have languished as greater resources have been allocated to acquisitions. This has resulted in a less favorable product mix, the primary reason that year-to-date earnings did not increase in proportion to the increase in revenues.

         For the third quarter of fiscal 1997, which ended June 30, 1997, revenues are anticipated to be $2.8 million, a decline of 13% from the $3.2 million level for the corresponding period of fiscal 1996.
         Revenues in the third quarter of the fiscal year 1996 were significantly higher than in the most recently completed quarter. This decline is primarily attributable to the Company's ability to ship items in 1996 that had previously been delayed due to long lead-times of important quartz parts. The allocation of significantly greater resources to merger and acquisition activities during the most recent quarter also contributed to the decrease in consolidated revenues. The Company expects to report break even after tax results from continuing operations for the three months ended June 30, 1997, compared to income from continuing operations of $278,000 for the comparable period in fiscal 1996. The decline in earnings is due to spreading overhead costs over lower sales and a product mix with lower margins, as furnace sales comprised a much larger percentage of the total than in the prior year.
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
                              AMTECH SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 12         , 1997            By   /s/ Robert T. Hass
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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